UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 27, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the news releases which appear immediately following this page.

Investor Relations
Tel. +41-44-234
41 00
Media Relations
Tel. +41-44-234
85 00
UBS Group AG and UBS AG, News Release, 27 February 2026

27 February 2026
Ad hoc announcement pursuant to article 53 of the SIX Exchange Regulation Listing Rules
News release
Changes to the UBS Board of Directors
Agustín Carstens and Luca Maestri nominated for election to the Board of Directors of UBS Group
AG and UBS AG at the 2026 Annual General Meetings in April
●
William C. Dudley and Jeanette Wong will not stand for re-election
●
As previously announced, Vice Chairman Lukas Gähwiler will be stepping down from the
Board and Markus Ronner was nominated for election to the Board
Zurich/Basel, 27 February 2026 – The Board of Directors of UBS Group AG announces today the nomination of Agustín Carstens and Luca Maestri for election to the Board at the Annual General Meeting (AGM) on 15
April 2026. William C. Dudley and Jeanette Wong have decided not to stand for re-election.
Agustín Carstens (born 1958) served as General Manager of the Bank of International Settlements (BIS) from
2017 to June 2025. Prior to that, he was Governor of the Bank of Mexico from 2010 to 2017. During his time as Governor, he was a Member of the BIS Board and chaired
the Global Economy Meeting and the Economic
Consultative Committee. Mr.
Carstens also chaired the International Monetary and Financial Committee, the
policy advisory committee of the International Monetary Fund (IMF), from 2015 to 2017. Earlier in his career, he served as Mexico's Finance Minister and as Deputy Managing Director at the IMF.
From 2000 to 2003, he
was Mexico's Deputy Finance Minister after holding the position of Executive Director at the IMF.
Mr.
Carstens began his career in 1980 at the Bank of Mexico. He holds a Master’s degree and a PhD in Economics from the University of Chicago. He is a citizen of Mexico. Mr.
Carstens is a highly respected and distinguished
professional with extensive experience in financial regulation and monetary policy, built over a long and
accomplished career.
Luca Maestri (born 1963) is currently Vice President of Apple Inc’s Corporate Services, reporting to the CEO.
Previously,
he was Apple’s CFO for more than a decade after joining the firm in 2013 as Vice President and
Corporate Controller.
Prior to that, he served as Executive Vice President and CFO at Xerox Corporation. From
2008 to 2011, he was Senior Vice President and CFO at Nokia Siemens Networks. Mr. Maestri spent two decades at General Motors (GM), holding various finance leadership roles across multiple countries, including
CFO for GM Europe based in Zurich and CFO for GM Brazil in Sao Paulo. He also led the Fiat Alliance at GM
Europe. His experience spans assignments in Thailand, Singapore, Ireland, Switzerland, Italy,
Germany,
Brazil
and the United States. Mr. Maestri holds a Bachelor’s degree in Economics from Luiss University in Rome and
a Master’s degree in Management from Boston University.
He is a citizen of Italy and the United States. Mr.
Maestri is a highly renowned executive and leader in the technology industry.
UBS Chairman Colm Kelleher commented: “I am delighted to share the nomination of Agustín Carstens and
Luca Maestri for election to the Board. The addition of these two highly experienced leaders will further strengthen the Board’s expertise, bringing outstanding regulatory knowledge and extensive CFO skills. This follows the earlier announcement of former UBS Group Executive Board member Markus Ronner’s nomination as Vice Chairman. I very much look forward to collaborating with them on the Board.”

Investor Relations
Tel. +41-44-234
41 00
Media Relations
Tel. +41-44-234
85 00
UBS Group AG and UBS AG, News Release, 27 February 2026

As previously communicated, Lukas Gähwiler has decided, after an exceptionally successful career spanning
45 years, to retire from his role as Vice Chairman of the Board of Directors and concluding his long career in banking. He was appointed Vice Chairman in 2022 and acted as UBS’s representative within Switzerland’s leading trade associations and financial industry bodies. Furthermore, as the final Chairman of Credit Suisse
AG, he played an instrumental role in overseeing the seamless integration of Credit
Suisse into UBS.
William C. Dudley and Jeanette Wong have also decided to step down after seven years on the Board. During this time, Mr. Dudley served on the Corporate Culture
and Responsibility Committee, the Risk Committee and
the Governance and Nominating Committee. Ms. Wong was a member of the Audit Committee, the
Corporate Culture and Responsibility Committee and the Compensation Committee.
Chairman Colm Kelleher and the members of the Board extend their gratitude to Lukas Gähwiler, William C.
Dudley and Jeanette Wong for their unwavering commitment and significant contributions over the past years.
UBS Group AG and UBS AG
Investor contact
Switzerland:
+41-44-234 41 00
Media contact
Switzerland:
+41-44-234 85 00
UK:
+44-207-567 47 14
Americas:
+1-212-882 58 58
APAC:
+852-297-1 82 00
www.ubs.com/media

Investor Relations
Tel. +41-44-234
41 00
Media Relations
Tel. +41-44-234
85 00
UBS Group AG and UBS AG, News Release, 27 February 2026

This
Form
6-K
is
hereby
incorporated
by
reference
into
(1)
each
of
the
registration
statements
on
Form
F-3
(Registration Numbers 333-283672 and
333-293403), and on Form S-8
(Registration Numbers 333-200634; 333-
200635;
333-200641;
333-200665;
333-215254;
333-215255;
333-228653;
333-230312;
333-249143
and
333-
272975),
and
into
each
prospectus
outstanding
under
any
of
the
foregoing
registration
statements,
(2)
any
outstanding offering circular or
similar document issued or
authorized by UBS AG that
incorporates by reference
any Forms
6-K of
UBS AG
that are
incorporated into
its registration
statements filed
with the
SEC, and
(3) the
base prospectus
of Corporate
Asset Backed
Corporation (“CABCO”)
dated June
23, 2004
(Registration Number
333-111572),
the
Form
8-K
of
CABCO
filed
and
dated
June
23,
2004
(SEC
File
Number
001-13444),
and
the
Prospectus
Supplements
relating
to
the
CABCO
Series
2004-101
Trust
dated
May
10,
2004
and
May
17,
2004
(Registration Number 033-91744 and 033-91744-05).

Investor Relations
Tel. +41-44-234
41 00
Media Relations
Tel. +41-44-234
85 00
UBS Group AG and UBS AG, News Release, 27 February 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By: _/s/ David Kelly______________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date: February 27, 2026